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SEC FILE NUMBER
8-37601

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

SEC Mail Processing

MAR 01 2024

Washington, DC

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ProFunds Distributors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7272 Wisconsin Ave 21st Floor

(No. and Street)

Bethesda	MD	20814
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Annette Lege	240-497-6486	alege@proshares.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berry, Dunn, McNeil & Parker LLC

(Name – if individual, state last, first, and middle name)

2211 Congress St	Portland	ME	04102
(Address)	(City)	(State)	(Zip Code)

10/08/2003	136
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Annette Lege, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ProFunds Distributors, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Maryland County of Montgomery
Subscribed and sworn to (or affirmed) before me on this 26th day of February 2024 by Annette Lege

Notary Public Signature

Notary Public

Signature:

Title: Financial and Operations Principal

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PROFUNDS DISTRIBUTORS, INC.

(A wholly owned subsidiary of ProFund Advisors LLC)

Financial Statements and Supplemental Information

December 31, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Table of Contents

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 12
Supplemental Information	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	13
Schedule II - Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to Possession or Control Requirements Under Rule 15c3-3	14
Exemption Reporting	
ProFunds Distributors, Inc. Exemption Report	15
Report of Independent Registered Public Accounting Firm	16

BerryDunn

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
ProFunds Distributors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ProFunds Distributors, Inc. (the Company) as of December 31, 2023, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained within Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (Exemption) (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Berry Dunn McNeil & Parker, LLC

We have served as the Company's auditor since 2019.

Portland, Maine
February 26, 2024

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Statement of Financial Condition

December 31, 2023

Assets

Cash and cash equivalents	$	9,514,190
Receivable from affiliate		159,569
Prepaid expenses		386,041
Distribution fees receivable		76,158
Distribution related fees receivable		1,756
Equipment (net of accumulated depreciation of $170,482)		234,350
Right-of-use asset		2,065,593
Other assets		379,231
Net deferred tax asset		1,310,452
Total assets	$	14,127,340

Liabilities and Stockholder's equity

Liabilities:		
Accrued compensation	$	4,637,967
Payable to affiliates		1,323,246
Accrued distribution related expenses		184,224
Distribution fees payable		76,158
Lease liability		2,391,126
Other accounts payable and accrued expenses		472,024
Total liabilities		9,084,745
Stockholder's equity:		
Common stock – $1 par value; 1,000 shares authorized; 820 shares issued and outstanding		820
Capital in excess of par value		5,794,652
Accumulated deficit		(752,877)
Total stockholder's equity		5,042,595
Total liabilities and stockholder's equity	$	14,127,340

See accompanying notes to financial statements.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Statement of Income

Year ended December 31, 2023

Revenue:	
Distribution service fees	$ 22,381,933
Distribution and distribution related fees	909,790
Interest & other income	302,405
Total revenues	23,594,128
Expenses:	
Compensation and benefits	16,715,004
Fund marketing and promotion	1,143,585
Communications and technology	2,263,735
Occupancy	1,383,100
Distribution and distribution related expenses	909,790
Professional fees	250,100
Licenses and fees	97,207
Other expenses	695,862
Total expenses	23,458,383
Profit before income tax expense	135,745
Income tax expense	85,738
Net income	$ 50,007

See accompanying notes to financial statements.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2023

		Common stock		Capital in excess of par value		Accumulated deficit		Total stockholder's equity
Balances at December 31, 2022	$	820	$	5,794,652	$	(802,884)	$	4,992,588
Net income December 31, 2023		—		—		50,007		50,007
Balances at December 31, 2023	$	820	$	5,794,652	$	(752,877)	$	5,042,595

See accompanying notes to financial statements.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Statement of Cash Flows

Year ended December 31, 2023

Cash flows from operating activities:		
Net income	$	50,007
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		44,839
Non-cash lease expense		559,626
Loss on disposal of equipment		2,570
Deferred income tax benefit		(16,508)
Repayment of operating lease liabilities		(234,093)
Changes in assets and liabilities:		
Increase in receivable from affiliates		(156,675)
Decrease in prepaid expenses		52,589
Increase in distribution fees receivable		(5,730)
Decrease in distribution related fees receivable		192
Increase in other assets		(153,709)
Decrease in accrued compensation		(145,246)
Increase in payable to affiliates		619,578
Decrease in accrued distribution related expenses		(20,299)
Increase in distribution fees payable		5,730
Increase in other accounts payable and accrued expenses		89,802
Net cash from operating activities		692,673
Cash flows from investing activities:		
Purchases of equipment		(75,814)
Net increase in cash		616,859
Cash and cash equivalents:		
Beginning of year		8,897,331
End of year	$	9,514,190
Supplemental disclosure of cash flow information:		
Income taxes paid	$	8,108
Non-cash transactions:		
Right-of-use asset	$	2,625,218
Lease liability	$	(2,625,218)
Equipment purchased on accounts payable	$	112,853

See accompanying notes to financial statements.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Notes to Financial Statements

December 31, 2023

(1) Organization

ProFunds Distributors, Inc. (the Company) is a wholly owned subsidiary of ProFund Advisors LLC (PFA). The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

Effective February 29, 2008, PFA acquired the outstanding common stock of the Company under a Stock Purchase Agreement among the Company, PFA and Citi Investor Services, Inc., the former sole stockholder and a wholly owned subsidiary of Citibank, N.A.

The Company serves as distributor and underwriter for the mutual funds in the ProFunds Trust (the Funds). A portion of the Company's revenues are earned from the Funds from the sale of the Funds' shares. The Company also provides distribution, shareholder and wholesaling support to PFA, ProShare Advisors LLC (PSA) and ProShare Capital Management LLC (PCM).

(2) Summary of Significant Accounting Policies

(a) Method of Reporting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification) is the single source of U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(b) Cash and cash equivalents

Cash and cash equivalents include investments and money market funds with original terms to maturity of less than three months. The Company maintains cash deposits in a bank which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

(c) Revenue Recognition

Distribution service fees

Pursuant to a Distribution Services Agreement between the Company, PFA, PSA and PCM, the Company is required to provide distribution services and such services represent a series of services which form a single performance obligation. As compensation for such services, the Company is entitled to receive a fixed-monthly fee plus variable consideration for costs directly incurred by the Company for services provided under the Distribution Services Agreement. The Company recognizes the fixed-monthly fee on a monthly basis over the term of the agreement as those amounts become payable. The Company recognizes variable consideration on a monthly basis over the term of the agreement based on costs directly incurred by the Company for services provided under the

Distribution Services Agreement, as long as it does not expect a significant reversal in future periods. There is no transaction price allocated to unsatisfied performance obligations at year-end.

Distribution and distribution related fees

Distribution and distribution related fees represent 12b-1 fees and shareholder servicing fees paid by the Funds pursuant to Distribution Agreements between the Funds and the Company. The agreements for these fees have one performance obligation as distribution services are not separately identifiable from shareholder servicing promises in the agreements, and therefore, are not distinct. The Company's performance obligation is satisfied at the point in time when an investor makes an investment into the Funds. The fees for these distribution and servicing agreements are principally determined based on average daily net assets of the Funds, which change based on fluctuations in financial markets, and the length of time an investor remains in the fund, and represent variable consideration. These fees are generally constrained, and excluded from revenue, until the uncertainty is resolved each month, which is when the net asset values and investor activities are known. Distribution and distribution related fees in the current period are primarily related to performance obligations that have been satisfied in prior periods.

(d) Distribution and Distribution Related Expenses

Distribution expense represents 12b-1 fees paid to other broker-dealers which originally sold the Funds' shares that generated the distribution fees pursuant to the Distribution Agreements. Distribution fees not paid to selling brokers are used to support other distribution related activities as allowed under the Distribution Agreements. Distribution related expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications, and other sales or promotional expenses. Under the terms of the Distribution Agreements, upon cessation of the Company, any unused distribution and distribution related expenses would be paid to the Funds or third party asset manager.

(e) Phantom Share Plan

Certain employees of the Company participate in a Phantom Share Plan (the Plan) established by PFA. Under the Plan, participants are entitled to a cash benefit equal to the Plan's phantom share value, which is determined by PFA based on a predetermined formula pursuant to the Plan document. Awards issued under the Plan are subject to a three to four year vesting schedule. There are 2,500,000 phantom share units authorized under the Plan.

As a liability classified award, compensation expense related to the Plan is measured ratably over the requisite service period of the awards based on the phantom share value as of each reporting date, pursuant to a predetermined formula in the Plan's documents.

Costs related to the Company's employees participating in the Plan are allocated to the Company by PFA. A summary of the status of the phantom shares related to the Company as of December 31, 2023, and changes during the year ended December 31, 2023, is presented below:

	Awards		**Weighted average grant date share value**
Balances at December 31, 2022	87,721	$	39.25
Granted	11,156		60.28
Exercised	(16,893)		37.78
Forfeited	(11,726)		56.85
Balances at December 31, 2023	70,258	$	40.00

The Company recognized compensation expense of $890,449 related to the Plan during 2023. At December 31, 2023, the amount of accrued but unpaid compensation was $917,567 and is included in accrued compensation.

For certain management-level awards, there is a change in control component of the award that is only received by the participant upon a change in control. As of December 31, 2023, management believes the likelihood of a change in control is remote and thus compensation expense related to these shares has not been accrued. As of December 31, 2023, there are 29,493 shares granted and fully vested attributable to a change in control event.

Unearned compensation related to the Plan was $3,514,982 at December 31, 2023 and includes the change in control component. The weighted average period that these awards are expected to be recognized over is 1.17 years excluding the change in control component.

(f) ***Equipment***

Property and equipment is stated at cost, net of accumulated depreciation using the straight-line method. Provisions for depreciation are based on the following estimated useful lives: computer and communications software and equipment, three to five years; leasehold improvements, over the shorter of the estimated useful life or the remaining life of the lease; and furniture and other equipment, seven years.

(g) ***Income Taxes***

The Company files its own U.S. federal and applicable state income tax returns and calculates income tax expense as a stand alone entity. The 2020 through 2023 tax years generally remain subject to examination by U.S. federal authorities and applicable state tax authorities.

The Company accounts for income taxes using the asset and liability method. Under this method, income taxes are provided for amounts currently payable and for amounts deferred as tax assets and liabilities based on differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes are measured using the enacted tax rates that are assumed will be in effect when the differences reverse. At December 31, 2023, the Company has a net deferred tax asset of $1,310,452 with no valuation allowance, due to temporary differences arising from the timing of recognition of certain income and expenses between financial reporting and income tax purposes. The net deferred tax asset consists of a deferred tax asset of $1,338,752 and a deferred tax liability of $28,300. Temporary differences principally relate to accrued compensation items, intercompany transactions, fixed assets and tax loss carryforwards. Deferred tax benefit or expense is recognized in the statement of income for changes in deferred tax assets and liabilities between years. Income tax expense for the year ended December 31, 2023 of $85,738 consists of $102,246 in current tax expense and $16,508 in deferred tax benefit. Income tax expense differed from the amount computed by applying the U.S. federal income tax rate of 21% to pretax income principally as a result of permanent differences and state taxes, net of the federal benefit.

The Company applies the provisions of Codification Topic 740, *Income Taxes*, which prescribe the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. This accounting standard requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level not deemed to meet the "more-likely-than-not" threshold would be recorded as an expense in the current year. The Company has elected an accounting policy to classify interest and penalties, if any, as interest expense. Management has concluded there is no tax expense or interest expense related to uncertainties in income tax positions for the year ended December 31, 2023.

(h) Comprehensive Income (Loss)

The Company's net income equals comprehensive income as the Company has no components of other comprehensive income or loss.

(3) Related Party Transactions

As previously described, the Company derives a majority of its revenues from affiliated entities, primarily distribution fees from the Funds and distribution service fees from PFA, PSA and PCM.

The Company has an Expense Sharing Agreement with PFA pursuant to which PFA provides various services to the Company such as use of office facilities, equipment, personnel and other administrative services. PFA charges the Company administrative service fees for these services designed to cover the costs of providing such services. The administrative service fees charged by PFA amounted to $4,808,000 for the year ended December 31, 2023 and are included in compensation and benefits, occupancy, professional fees,

communication and technology and other expenses in the statement of income. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

(4) Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2023, the Company had net capital under the Rule of $2,571,112 which was $2,103,169 in excess of its minimum required net capital of $467,943. The Company's ratio of aggregate indebtedness to net capital at December 31, 2023 was 2.73 to 1.

(5) Contracts

The Company has Distribution Agreements with the Funds under which it provides distribution services. The Distribution Agreements continue in effect until terminated by either party. The Company receives 12b-1 and shareholder servicing fees paid by the Funds for shares sold which are still outstanding.

The Company enters into sales agreements with various selling broker-dealers related to the sale of the shares of the Funds. The Company pays these broker-dealers distribution expense (12b-1 fees) as outlined in their respective agreements.

(6) Lease Obligations

The Company has an operating lease for office facilities, which expires on December 31, 2026. The Company has the option to renew this lease for an additional three year period. However, this renewal is not included in the right-of-use asset and lease liability, as the Company is not reasonably certain to renew the lease. As a condition of the lease, the Company delivered a $358,395 stand-by letter of credit to the landlord.

Leases are classified as operating or finance leases at the lease commencement date. The Company does not have any finance leases. Lease expense for operating leases are recognized on a straight-line basis over the lease term. Right-of-use (ROU) assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. The Company has made an accounting policy election to use its risk-free rate as the discount rate when determining the estimated present value of lease payments over the lease term. A lease that, at the commencement date, has a lease term of 12 months or less is considered a short-term lease. The Company has elected to not record ROU assets and lease liabilities for short-term leases.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Notes to Financial Statements

December 31, 2023

The components of lease expense for the year ended December 31, 2023 were as follows:

Operating lease expense:		
Amortization of ROU assets	$	559,626
Interest on lease liabilities		93,106
Short-term lease expense		40,370
Total operating lease expense		693,102
Variable occupany costs and depreciation		689,998
Occupancy costs	$	1,383,100

Other information related to leases as of December 31, 2023 was as follows:

Supplemental cash flow information:		
Cash paid for amounts included in operating lease liabilities:	$	327,199
ROU assets obtained in exchange for operating lease obligations:		2,625,218
Weighted-average remaining operating lease term:		3.0 years
Weighted average discount rate on operating leases:		4.6%

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2023 are as follows:

		Operating leases
2024	$	447,994
2025		1,075,186
2026		1,075,186
Total undiscounted lease payments		2,598,366
Less imputed interest		(207,240)
Net lease liability	$	2,391,126

(7) Employee Benefit Plan

The Company contributed to a qualified 401(k) plan (the 401(k) Plan) during the year, for the benefit of eligible employees of the Company. The eligible employees may elect to defer a portion of their compensation and the Company will make matching contributions as described in the 401(k) Plan. Matching contributions charged to expense were $207,161 for the year ended December 31, 2023.

(8) Indemnifications

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties, which may provide for general or specific indemnifications. The Company's maximum exposure under these contracts is not currently known, as any such exposure would be based on future claims which could be made against the Company. Management is not currently aware of any such pending claims and expects the risk of any future material obligation under these indemnifications to be remote.

(9) Subsequent Events

Management has evaluated subsequent events through February 26, 2024 the date at which the financial statements were available to be issued, and has determined that there are no subsequent events that require disclosure.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Supplemental Information

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2023

Total stockholder's equity		$ 5,042,595
Deductions for nonallowable assets:		
Prepaid expenses	$ 386,041	
Distribution fees receivable	84	
Distribution related fees receivable	1,756	
Receivable from affiliate	159,569	
Equipment	234,350	
Other assets	379,231	
Net deferred tax asset	1,310,452	2,471,483
Net capital		2,571,112
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $25,000)		467,943
Excess net capital		$ 2,103,169
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 1,869,197
Total aggregate indebtedness (total liabilities, excluding operating lease liability up to ROU assets)		7,019,152
Percentage of aggregate indebtedness to net capital		273.00%

Statement Pursuant to Paragraph (d) of Rule 17a-5:
There are no material differences between the computation above and the computation included in the amended filing of the December 31, 2023 Unaudited FOCUS Report, Form X-17A-5, Part IIA, filed on February 26, 2024.

See accompanying report of independent registered public accounting firm.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Schedule II

Determination of
Reserve Requirements Pursuant to Rule 15c3-3
and Information Relating to Possession or Control Requirements
Under Rule 15c3-3

December 31, 2023

The reserve and information related to possession or control requirements are not applicable to the Company as the Company does not hold customer funds or securities and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

See accompanying report of independent registered public accounting firm.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Exemption Reporting

ProFunds Distributors, Inc. Exemption Report

ProFunds Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

ProFunds Distributors, Inc.

I, Annette Lege, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Treasurer and CFO

February 26, 2024

BerryDunn

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
ProFunds Distributors, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) ProFunds Distributors, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not to the Company; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Berry Dunn McNeil & Parker, LLC

Portland, Maine
February 26, 2024